NACO INDUSTRIES, INC.
                 -----------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           To Be Held August 27, 1997
                 -----------------------------------------------

TO THE SHAREHOLDERS:

         NACO Industries, Inc. (the "Company") will hold its Annual Meeting of Shareholders (the "Annual Meeting") at the Bullen Center, located at 43 South Main Street, Logan, Utah, on August 27, 1997, at 7:00 p.m. local time, for the following purposes, as more fully described in the accompanying Information
Statement:

                  (1) To elect 5 members of the Board of Directors, each to serve until the next annual meeting of shareholders and until their respective successors have been duly elected and qualified.

                  (2) To consider, approve, and adopt the Company's Stock Incentive Plan.

                  (3)      To transact such other  business as may properly come
                           before  the   meeting  or  at  any   adjournment   or
                           postponement thereof.

         The Board of Directors has fixed the close of business on July 28, 1997, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Special Meeting. Accordingly, only shareholders of record of the Company at the close of business on that date will be entitled to vote at the meeting, or any adjournment or postponement thereof.

         All shareholders are urged to attend the meeting.


                                    BY ORDER OF THE BOARD OF DIRECTORS



                                    ----------------------------------
                                    Secretary

Date: August 4, 1997

                              NACO INDUSTRIES, INC.
                               395 West 1400 North
                                Logan, Utah 84321

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                              INFORMATION STATEMENT

                 -----------------------------------------------

         NACO  Industries,   Inc.,  a  Utah  corporation  (the  "Company"),   is
furnishing this Information Statement to shareholders of the Company in connection with the Annual Meeting of Shareholders (the "Annual Meeting") to be held on August 27, 1997. At the Annual Meeting, shareholders will consider and vote upon the following matters: (i) to elect 5 members of the Board of Directors each to serve until the next annual meeting of shareholders and until their respective successors have been duly elected and qualified; (ii) to consider, approve, and adopt the Company's Stock Incentive Plan; and (iii) to transact such other business as may properly come before the meeting or at any adjournment or postponement thereof. The Company is first providing this Information Statement and the attached Notice of Special Meeting of Shareholders to the Company's shareholders on or about August 4, 1997. We are not asking you for a proxy and you are requested not to send us a proxy.


VOTING

         As of the close of business on August 4, 1997 (the "Record Date"), there were 1,843,750 shares of Common Stock (the "Common Stock") outstanding and 165,412 shares of Series 1 Class A 7% Cumulative Convertible Preferred Stock (the "Class A Preferred Stock") outstanding. The holders of the Common Stock and the Class A Preferred Stock will vote as a single voting group at the Annual Meeting. The holders of record of the shares of Common Stock and Class A Preferred Stock on the Record Date entitled to be voted at the Annual Meeting are entitled to cast one vote per share on each matter submitted to a vote at the Annual Meeting.

         A majority of the outstanding shares of Common Stock and Class A Preferred Stock entitled to vote, represented in person or by proxy, shall constitute a quorum at the Annual Meeting. Abstentions and broker non-votes, which are indications by a broker that it does not have discretionary authority to vote on a particular matter, will be counted as "represented" for the purpose of determining the presence or the absence of a quorum. Under Utah corporate law, once a quorum is established, shareholder approval with respect to a particular proposal is generally obtained when the votes cast in favor of the proposal exceed the votes cast against such proposal.

         In the election of directors, shareholders will not be allowed to cumulate their votes. The 5 nominees receiving the highest number of votes will be elected. The approval and adoption of the Stock Incentive Plan and any other matter presented for approval by the shareholders will be approved, in accordance with Utah law, if the votes cast in favor of a matter exceed the votes cast opposing such matter. Accordingly, abstentions and broker non-votes will not affect the outcome of the election of directors, the approval of the Stock Incentive Plan or any other matter presented for approval by the shareholders.

PRINCIPAL SHAREHOLDERS

         The following table sets forth, as of August 4, 1997, certain information with respect to the beneficial ownership of Common Stock and Preferred Stock of the Company, by the person known by the Company to own beneficially more than five percent of the Company's Common Stock or Preferred Stock, by the Chief Executive Officer, by all nominees for director, and by all directors and officers as a group. Unless otherwise indicated, all persons have sole voting and investment powers over such shares, subject to community property laws.

                            Name and Address                                                           Percent
                                   of                                                Number of Shares     of
                            Beneficial Owner                             Class of          Owned        Class
                                                                           Stock
   ------------------------------------------------------------------- ------------  ----------------  -------
   Verne Bray*                                                         Common(1)            1,466,667   76.9%
   1367 E. 1980 North                                                  Preferred                   --     --
   Logan, UT  84321

   Jeffrey J. Kirby*                                                   Common(2)               26,817    1.4
   285 East 400 North                                                  Preferred                   60     **
   Millville, UT  84321

   Peter Heilmayr*                                                     Common(3)               24,275    1.3
   6925 Tumbling Trail                                                 Preferred                1,700    1.0
   Forth Worth, TX 76116

   Britannia Holding Ltd.                                              Common                 343,750    18.0
   Kings House                                                         Preferred                          --
   The Grange, St. Peter Port
   Guerney Channel Islands GY12QJ

   Gary Carson                                                         Common(4)               28,000    1.5
   4367 Bobwhite Ct.                                                   Preferred               11,200    6.8
   Ogden, UT 84403-3262

   Dan Bray                                                            Common(4)               31,250    1.6
   1755 Shadow Ridge Circle                                            Preferred               12,500    7.6
   Ogden, UT  84403

   Gary Gibbons                                                        Common(4)               25,000    1.3
   1606 North 1340 East                                                Preferred               10,000    6.0
   North Logan, UT  84341

   Jack Prust                                                          Common(4)               21,250    1.1
   P.O. Box 5135                                                       Preferred                8,500    5.1
   San Ramone, CA  94583

   James C. Czirr (Nominee for Director)                               Common(5)               30,000    1.6
   6070 Baldy Mountain Road                                            Preferred                          --
   Sandpoint, ID  83864

   All Directors and Officers as a group (5 persons)                   Common(6)            1,557,759    79.5
                                                                       Preferred                1,760    1.1

---------------------
*    Indicates current director and/or officer
**   Less than 1 percent

(1) The shares owned by Verne Bray are subject to a Loan Agreement and Pledge Agreement with Bank IV, Kansas N.A. bank. The current balance of the loan at June 10, 1997, is $12,739. Also includes 20,000 shares issuable upon exercise of presently exercisable options.
(2)  Includes  20,000 shares  issuable  upon  exercise of presently  exercisable options, 30 shares issuable upon exercise of presently exercisable Warrants, and 120 shares issuable upon conversion of the Preferred Stock.
(3) Includes 20,000 shares issuable upon exercise of presently exercisable options, 875 shares issuable upon exercise of presently exercisable Warrants, and 3,400 shares issuable upon conversion of the Preferred Stock.
(4) Consists of shares issuable upon conversion of the Preferred Stock and upon exercise of the related Warrants.
(5) Includes 30,000 shares issuable upon exercise of presently exercisable options.
(6) Includes 60,000 shares issuable upon exercise of presently exercisable options, 905 shares issuable upon exercise of presently exercisable warrants, and 3,520 shares issuable upon conversion of the Preferred Stock.

ELECTION OF DIRECTORS

         At the Annual Meeting, a board of 5 directors will be elected to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified. The following sets forth information about each nominee for election as a director:

         Verne Bray has been President of the Company since 1988, a director since 1985 and Chairman of the Board of Directors since 1988. Mr. Bray joined the Company in 1980 and started the NACO West operation in Logan. In 1982 he was appointed sales manager of all divisions. Prior to joining NACO Mr. Bray was sales manager and general manager of Head Manufacturing, Inc. Mr. Bray is the father-in-law of Jeffrey Kirby, an officer and director of the Company.

         James C. Czirr was recently nominated to serve as a director of the Company. His nomination will be voted upon at the next meeting of shareholders. Since 1989, Mr. Czirr has been providing investor relations and consulting services for various companies in connection with business strategies, marketing, incentive programs, and finance and capital formation. He previously served as President of Extol Energy Corporation, a syndicator of oil and gas wells from 1982 to 1988.

         Dr. Peter Heilmayr was appointed as a director of the Company in March 1994. Since 1991 Dr. Heilmayr has been Vice Chairman of American Maplan Corporation, a manufacturer of twin screw extrudes and extension tooling for the production of PVC pipe, PVC siding and PVC profiles. From 1978 through 1991 Dr. Heilmayr was President of American Maplan Corporation. Dr. Heilmayr is also an owner of PVC Consulting Corporation engaged in PVC consulting services. Dr. Heilmayr received, his PhD from the University of Vienna, Austria in 1962.

         Jeffrey J. Kirby has been Executive Vice President of the Company since 1992, Secretary since 1992 and Treasurer since March, 1994. He has been a director since 1992. Mr. Kirby is employed full time by the Company. Prior to joining the Company Mr. Kirby from 1988 to 1991 was a senior accountant with Ernst and Young in Long Beach, California. Mr. Kirby received his B.S. in accounting and finance from Utah State University in 1987 and his MBA from the same institution in March 1988. Mr. Kirby is the son-in-law of Verne Bray, the President and a director of the Company.

         Kenneth Nordlund was recently nominated as a director of the Company. His nomination will be voted upon at the next meeting of shareholders. Since 1994, Mr. Nordlund has been the President and a member of the Board of Directors of Kroy Industries. Kroy Industries is a manufacture of PVC pipe and PVC fencing. Between 1988 and 1994, Mr. Nordlund was General Manager and Vice President of Kroy Industries/Alcan Pipe which was a division of Alcan Aluminum Corporation.

         Information concerning compensation of executive officers is contained in the Company's Annual Report on Form 10-KSB, a copy of which accompanies this Information Statement.


APPROVAL OF STOCK INCENTIVE PLAN

Introduction

         The Company's Stock Incentive Plan (the "Plan") was adopted by the Board of Directors on November 5, 1996, and became effective on such date subject to receipt of shareholder approval. The Plan will remain in effect until terminated by the Board of Directors. The Plan provides that options to purchase shares of Common Stock and stock appreciation rights may be granted to key employees and directors of the Company. The purpose of the Plan is to promote the long-term success of the Company and the creation of incremental shareholder value by encouraging the attraction and retention of key employees with exceptional qualifications, and linking the interests of key employees of the Company directly to shareholder interests through increased stock ownership. The following summary of certain provisions of the Plan does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the terms of the Plan, a copy of which will be provided to any shareholder upon written request.

Summary of Plan

         Administration of Plan. The Plan is administered by a committee of members of the Board (the "Committee"). The Committee is authorized to construe and interpret the Plan, to promulgate, amend, and rescind rules relating to the implementation of the Plan, and to make all other determinations necessary or advisable for the administration of the Plan, including the selection of participants and the amount and terms of awards granted under the Plan.

         Limitation on Number of Shares. The Plan imposes a maximum limitation of 200,000 shares that may be issued pursuant to options granted under the Plan. The maximum number of shares for which options may be granted to a single participant in a single calendar year is 50,000. If any options are forfeited or terminated for any reason before being exercised, the shares subject to such options shall again become available for awards under the Plan. If any options are surrendered because corresponding stock appreciation rights are exercised, however, the shares subject to such options shall not become available again for awards under the Plan. The maximum number of shares issuable under the Plan is subject to adjustment upon certain capital transactions such as stock dividends, stock splits and similar transactions as more fully described in the Plan.

         Eligibility. Directors and managerial and other employees of the Company who hold positions of significant responsibility or whose performance or potential contribution, in the judgment of the Committee, would benefit the future success of the Company are eligible to receive options and stock appreciation rights under the Plan. Only employees of the Company are eligible to receive Incentive Options (as defined below). In addition the Committee may also, select other individuals who have made or are expected to make significant contributions to the Corporation to receive options or stock appreciation rights.

         Options. The Plan provides for the issuance of incentive stock options ("Incentive Options"), as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonstatutory stock options which are not governed by the provisions of Section 422 of the Code ("Nonstatutory Options"). The Committee will have complete authority, subject to the terms of the Plan, to determine the persons to whom and the time or times at which grants of options will be made. The terms of each option including, without limitation, the exercise price of options, restrictions upon the exercise of options and restrictions on the transferability of shares issued upon the exercise of options, shall be determined by the Committee and set forth in a Stock Option Agreement.

         The Committee, shall determine the time or times when each option vests and becomes exercisable. Except as otherwise provided by the Committee, during the lifetime of the person receiving an option (the "Optionee"), the option shall be exercisable only by the Optionee and shall not be assignable or transferable except as otherwise provided by the Committee. Unless the Committee provides otherwise in a Stock Option Agreement, or an amendment thereto, if an employee's employment terminates for any reason other than death, disability, retirement or cause, the employee may exercise any vested options for a period of ninety days following such termination of employment, after which time the options shall terminate in full. In the event the employment is terminated by reason of death, disability or retirement, the Optionee, or his representative or beneficiary, may exercise any vested options for a period of one year from the date of death, disability or retirement. Unless otherwise determined by the Committee, if a "Forfeiture Event" occurs all outstanding options shall terminate in full and an Optionee may be required to reimburse the Company for any gain on options exercised after the termination of employment or during the 12 month period preceding such termination. For purposes of the Plan, a Forfeiture Event, means the engagement of the Optionee in any activity in competition with the Company or inimical, contrary or harmful to the interests of the Company.

         Stock Appreciation Rights. In connection with the grant of any Option, the Committee may also grant a stock appreciation right (a "SAR"), which shall relate to a specific option granted to the Optionee. Such SAR shall entitle the Optionee to surrender to the Company, unexercised, all or any part of that portion of the option which is then exercisable, and to receive instead from the Company the difference between the aggregate exercise price of the shares of Common Stock subject to the option, and the fair market value, as determined under the Plan, of such shares on the date of such exercise. Payment by the Company of any amount owing pursuant to the exercise of an SAR may be made in shares of Common Stock, cash, or any combination of cash and shares, as determined by the Committee.

         Change in Control. In the event of a change in control of the Company as defined in the Plan, any Options outstanding on the date of such Change in Control that are not yet vested or exercisable on such date shall be fully vested and exercisable. The Committee, in its sole discretion, may adopt rules setting forth additional provisions to take effect upon a Change in Control.

         Amendment. The Board may, insofar as permitted by law, suspend or discontinue the Plan or revise or amend it in any respect whatsoever. Subject to the terms and conditions of the Plan, the Committee may, in its discretion, amend, cancel, modify, extend or renew any outstanding options or SARs. In no event, however, shall any amendment, suspension or termination of the Plan or any option or SAR granted thereunder that would adversely affect the rights of any Optionee be effective without the written consent of the affected Optionee.

Interest of Certain Persons in Proposal

         In considering the recommendation of the Board of Directors with respect to the proposed adoption of the amendment to the Plan, shareholders should be aware that members of the Board of Directors have certain interests which may present them with conflicts of interest in connection with such proposal. As discussed above, all directors are eligible to receive options and SARs under the Plan. The Board of Directors recognizes that adoption of the Plan will benefit individual directors of the Company and their successors, but it believes that adoption of the Plan will strengthen the Company's ability to continue to attract, motivate and retain qualified officers and directors. Furthermore, the Board of Directors believes that adoption of the Plan will advance the interests of the Company and its shareholders by encouraging key employees to make significant contributions to the long-term success of the Company. The Board of Directors believes that adoption of the Plan is in the best interests of the Company and its shareholders and, therefore, unanimously recommends a vote FOR the proposal to adopt the Plan. In considering the foregoing recommendation of the Board of Directors, shareholders should be aware that the current members of the Board of Directors own, in the aggregate, approximately 79% of the outstanding shares of Common Stock and Class A Preferred Stock.

OTHER PROPOSED ACTION

         The Company is unaware of any other proposed action to be presented at the Annual Meeting of Shareholders.

         In conjunction with this Information Statement, the Company is providing to its shareholders a copy of its Annual Report on Form 10-KSB for the fiscal year ended November 30, 1996, including financial statements and schedules thereto.